July 29, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Woody
Re: First Industrial, L.P.
Form 10-K for fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 333-21873
Dear Mr. Woody:
          We are writing to respond to three questions that were posed on the conference call on June 16, 2009 between management of First Industrial, L.P. (the “Operating Partnership”) and its outside legal advisors and auditors, the Office of the Chief Accountant and the Division of Corporation Finance. The questions are set forth below (in italics), followed immediately by the response of the Operating Partnership.
1)	From a legal standpoint, how do the fiduciary duties of First Industrial Realty Trust, Inc. (the “REIT”) differ with respect to the Operating Partnership and the REIT?
     We wish to note that the Eleventh Amended and Restated Limited Partnership Agreement of First Industrial, L.P. (the “Limited Partnership Agreement”) eliminates conflicts of interest that may come into existence by virtue of the fact that the REIT is both a corporation with fiduciary duties to its stockholders under the Maryland General Corporation Law and the general partner of the Operating Partnership with fiduciary duties to the limited partners of the partnership. While fiduciary duties of a corporation are solely a matter of statute and subsequent court interpretation, fiduciary duties of a partnership under the Delaware Revised Uniform Limited Partnership Act are additionally defined by the limited partnership agreement of the limited partnership. It is therefore possible for the fiduciary duties of a general partner otherwise set forth by statute to be expanded, circumscribed or even eliminated (but still subject to a continuing contractual covenant of good faith). Delaware Revised Uniform Limited Partnership Act Sections 17-403(b); 17-1101(f). The Limited Partnership Agreement contains such a limitation on general partner fiduciary duties. Section 6.6 of the Limited Partnership Agreement provides in relevant part:
The General Partner acknowledges that it owes fiduciary duties both to its stockholders and to the Limited Partners and it shall use its reasonable efforts to discharge such duties to each; provided, however, that in the event of a conflict between the interests of the stockholders of the General Partner and the interests of the Limited Partners, the Limited Partners agree that the General Partner shall discharge its fiduciary duties to the Limited Partners by acting in the best interests of the General Partner’s stockholders.
          Therefore, in the event of any conflict or perceived conflict of general partner and corporate fiduciary duties, the REIT can satisfy both duties as a matter of partnership law by acting in the best interests of its stockholders. We are not aware of any situation in which the REIT knowingly relied upon the conflict resolution provision of Section 6.6 nor do we believe that the drafters of the Limited Partnership Agreement included this section in response to any conflict identified at the time of drafting. Rather, Section 6.6 is an expression of the general philosophy of the REIT-UPREIT structure that Operating Partnership limited partners are analogs of REIT stockholders and are to be treated equivalently.
2) When a limited partner requests redemption, how is the redemption carried out?
     The Limited Partnership Agreement permits redemption of an Operating Partnership limited partnership unit (“LPU”), following demand by a limited partner, through four different mechanisms.
•	The Operating Partnership can redeem the LPUs for cash.

•	The Operating Partnership can redeem the LPUs for stock. In this case, the REIT may issue to the Operating Partnership shares of REIT common stock in exchange for additional LPUs or it may direct the Operating Partnership to acquire the shares through other mechanisms.

•	The REIT may assume the Operating Partnership’s redemption obligation and redeem the LPUs for cash.

•	The REIT may assume the Operating Partnership’s redemption obligation and redeem the LPUs for REIT common stock.
     Although the Limited Partnership Agreement contains four redemption mechanisms, we believe that redemptions have historically been effectuated only through the second permitted mechanism and only upon the issuance by the REIT of shares of common stock in exchange for a comparable number of LPUs. Regardless of the reasons for the mechanism choice, the REIT would satisfy its fiduciary duties to both constituencies by observing its fiduciary duties to its stockholders. The issuance of shares by the REIT is explicitly within “its sole and absolute discretion,” and the REIT may therefore elect to have the Operating Partnership obtain shares through other mechanisms. If the election to have the Operating Partnership obtain shares through other mechanisms is made, it would be a breach of fiduciary duty for the REIT to cause the Operating Partnership to select to satisfy its redemption obligations with stock and then prevent the Operating Partnership from obtaining the shares necessary for such redemption.

3) Are there any circumstances that could arise that could cause a conflict of interest in carrying out the fiduciary duties for the stockholders versus the limited partners?
          We have considered a number of scenarios in order to evaluate any difference in the relative economic interests of the Operating Partnership limited partners and the REIT’s stockholders, and the REIT’s fiduciary duties to these two constituencies. We have purposely evaluated some scenarios that we consider unlikely in order to identify extreme conditions that may unearth some divergence of economic interest or fiduciary duties that we have not experienced in approximately 15 years of operations.
Unit Redemption: Cash redemption price is determined by the 10-day trailing average price of the REIT common stock whereas the value of a stock redemption is trading price of the stock on the day of redemption. Therefore, in certain circumstances the cash redemption price could be economically preferable to the stock redemption and could persuade the general partner to redeem the limited partner with cash consideration rather than stock consideration or vice versa. We believe that while the general partner owes fiduciary duties to the limited partners as a class, it is entitled to disregard an individual limited partner’s specific circumstances. As a result, a redeeming partner’s preferred form of redemption consideration does not alter the general partner’s fiduciary obligations. The interests of the REIT and the Operating Partnership would be aligned in such circumstances, as each entity would benefit from paying a relatively lower redemption price, and would therefore be consistent with the REIT’s fiduciary duties.
Operating Partnership Liquidation: The Limited Partnership Agreement directs, in Section 10.2, distributions of partnership assets in the event of a dissolution and liquidation of the Operating Partnership. Following the satisfaction of debts and liquidation preferences, distributions are to be made to all partners (general and limited) in proportion to each partner’s capital account. To ensure that these capital accounts are proportionate to the number of LPUs owned by a partner, the Limited Partnership Agreement requires that the capital accounts be adjusted upon subsequent issuances of LPUs so that all partners’ capital accounts are equivalent to their percentage interests. We have made the capital account adjustments required by the Limited Partnership Agreement. Accordingly, in the event of a dissolution and liquidation of the Operating Partnership, the general partnership interest and each limited partnership interest would share in proportion to their respective percentage interests. The economic interests of the limited partners and stockholders are therefore aligned. While we evaluated this scenario for purposes of determining divergence in economic interest between the two parties, we note that EITF Topic D-98 paragraph 5 states, “The SEC Staff believes that ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity securities for cash or other assets of the entity, should not result in a security being classified outside of permanent equity. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying this rule.”
De-REITing: If the REIT should cease to be treated as a REIT for federal income tax purposes, it would be subject to corporate level income taxation and its dividends to shareholders would become subject to “double taxation” as the REIT stockholders would be taxed individually on the dividend income received. The Operating Partnership would not share in the REIT’s income tax liability, and the Operating Partnership would continue to be a pass-through entity for income tax purposes, with the result that the Operating Partnership’s limited partners would not be subject to “double taxation”.
          This disparate taxation would not change the relative economic interests of the general partner and limited partners. All partners would continue to share in distributions in accordance with their percentage interests. Accordingly, the economic interests of the limited partners and stockholders would therefore continue to be aligned.
REIT Securities Judgment: The relative interests of unitholders and stockholders could potentially differ if the REIT becomes subject to a substantial judgment liability for which the Operating Partnership is not directly liable. However, it is difficult to conceive of circumstances in which the REIT would be subject to liability for which the OP is also not directly liable, other than in the context of a securities suit. In the event of a securities judgment, the REIT would be entitled to expense reimbursement and to indemnification from the Operating Partnership pursuant Section 6.5 and Section 6.7(A) of the Limited Partnership Agreement, respectively.
          As in other contexts, Section 6.6 harmonizes any potential conflict of the REIT’s fiduciary duties to its stockholders and to Operating Partnership limited partners. Furthermore, we believe that the economic interests of the stockholders and the limited partners would be aligned. In this regard, we wish to note that the REIT is obliged pursuant to Section 4.2(C) of the Limited Partnership Agreement to contribute the net proceeds of any offering of securities to the Operating Partnership in consideration for a corresponding issuance to the REIT of additional interests in the Limited Partnership.
          In the event that the remedy in the securities judgment is rescission, then the REIT’s interest in the Operating Partnership corresponding to the rescinded shares would be redeemed by the Operating Partnership pursuant to Section 9.8 of the Limited Partnership Agreement. In such event, the limited partners would obtain a greater percentage interest in the Operating Partnership but the Operating Partnership would have correspondingly fewer assets. The REIT stockholders’ total interest in the Operating Partnership, through the REIT, would diminish; however, each individual stockholder’s percentage ownership interest in the REIT would increase as a result of the rescinded shares.
          In the event that the remedy in the securities judgment is money damages, then the REIT’s interest in the Operating Partnership is unaffected, and the shares of REIT common stock giving rise to the suit remain outstanding. Accordingly, the percentage interests of all stockholders and limited partners remain the same and each is proportionately adversely affected by the reduction of Operating Partnership assets resulting from the payment of damages by the REIT and the reimbursement to the REIT of such amount by the Operating Partnership.
          Having undertaken this legal analysis of conflicts of fiduciary duties, management has concluded that in all scenarios the economic interests of both the stockholders and unitholders are equivalent and that the REIT’s fiduciary duties are harmonized. Based on this conclusion and management’s similar conclusion from an accounting perspective as provided in our letter to the staff dated May 15, 2009, management continues to believe that the choice of consideration in the event of unit redemption is within the Operating Partnership’s control and, accordingly, permanent equity classification of the LPUs is appropriate.
          In connection with responding to the above questions, the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. It is our hope that we have adequately addressed the questions that were posed during the conference call, however if you have any further questions or require further explanations, please do not hesitate to telephone me at (312) 344-4380.

Very truly yours,
/s/ Scott Musil
Scott Musil
Chief Financial Officer

Enclosures
cc:	John H. Clayton William E. Turner II